

Mail Stop 4720

August 28, 2017

Jun Zhang
Chairman and Chief Executive Officer
PPDAI Group Inc.
Building 1, No. 356 Guoshoujing Rd.
Pudong New District, Shanghai 201203
The People's Republic of China

> **Re: PPDAI Group Inc**.
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted August 2, 2017**
> **CIK No. 0001691445**

Dear Mr. Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

The Offering, page 11

1. Please disclose here the existence of your dual-class share structure and the different voting and conversion rights associated with the classes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Quality Assurance Fund, page 104

2. We note your response to prior comment 15 that the illustrative example of a guarantor's offsetting entries at ASC 460-10-55-23 supports your initial recognition of a receivable related to the quality assurance fund guarantee. Please tell us your basis for subsequently accounting for the asset at amortized cost on day 2.

3. We note from the journal entities provided in Appendix I of the response filed on June 28, 2017. Please tell us your basis for recognizing the cash collections on the receivable in excess of the fair value at initial recognition in the same line item as the changes in the guarantee liability, i.e. gain from quality assurance fund. Further, please tell us how the Company has considered the guidance in Subtopic 835-30, specifically ASC 835-30-45-1A through 45-3, which generally requires accretion of a discount on an asset to be recognized as interest income.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting policies, page F-10
(j) Fair Value Measurement, page F-16

4. We note in your disclosures on page F-18 and from your response to prior comment 18 that management uses Company-specific assumptions (e.g., expected default rate based on historical data and discount rate based on standard loans covered by the quality assurance fund) in its determination of the fair value for the financial guarantee derivatives related to the reserve fund. Please tell us why these company-specific assumptions represent those of a market participant per ASC 820-10-35-9.

5. We note your response to comment 29 in our prior letter dated June 20, 2017, that the fair value of the investment program is zero at its inception. We also note your disclosure on page F-18 that you use a discounted cash flow model to value these financial guarantee derivatives at inception and subsequent valuation dates. Please address the following:

    • Clarify whether you perform a fair value measurement at initial recognition using the valuation technique and assumptions described in your footnote or do you assume that the fair value is zero at initial recognition based on the third party transaction amount. If you perform a fair value calculation at initial recognition using your fair value measurement technique, clarify whether the amount calculated is zero or another amount.

- Tell us how you considered the guidance in ASC 820-10-30-3A when concluding that the derivative had a fair value of zero at initial recognition.

- Tell us how you calibrate the models/inputs of your valuation to the transaction price as required by ASC 820-10-35-24C.

6. We note from your response to comment 29 that the program is designed to out-perform the expected rate of return and that you generally do not expect a change in cash outflows unless the actual experience indicates otherwise. Given the life-to-date asset position of the derivative guarantee (and further to the extent the Company's fair value methodology indicates there is a gain upon initial recognition), please tell us how you considered whether there are other elements of the transaction that should be accounted for (i.e. management or other services).

7. ASC 820-10-35-17 through 35-18A require consideration of nonperformance risk in fair value measurements. Please tell us how your fair value measurement technique for the financial guarantee derivatives includes consideration of nonperformance risk, including the risk that the reserve fund will be insufficient.

Part II.

Item 8(a) Exhibits

Exhibit 99.2

8. Please have Grandall Law Firm to expand paragraph C. (iv) of its opinion to state that statements made in the Registration Statement on PRC taxation constitute counsel's opinion.

You may contact Marc Thomas at 202-551-3452 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Dietrich King at 202-551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Z. Julie Gao, Esq.